

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2024

Jess Jankowski
President
NANOPHASE TECHNOLOGIES Corp
1319 Marquette Drive
Romeoville , Illinois 60446

Re: NANOPHASE TECHNOLOGIES Corp
Form 10-K filed March 28, 2024
File No. 000-22333

Dear Jess Jankowski:

We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Form 10-K filed March 28, 2024

Note 6, page F-14

1.   We note that your incremental borrowing rate appears to approximate 9.5% (Note 3) whereas the discount rate you are using for leases is 7.1%. Please clarify for us how your accounting complies with the guidance in ASC 842-20-30-3. Provide the objective evidence you relied on in determining the 7.1% rate. We may have further comment.

Note 15, page F-21

2.   Please tell us how you intend to account for the $6 million Series X preferred stock transaction. It appears that since the majority stockholder may have effective control over the events triggering redemption, the analogous guidance in ASC480-10-S99.7 could be relevant. Your accounting analysis should also be provided in your March 31, 2024 Form 10-Q.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services